# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inspire Medical Systems, Inc., CIK 0001609550
CUSIP: 457730109
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 5500 Wayzata Blvd., Suite 1600, Golden Valley, Minnesota (MN), 55416
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001602189

## Reporting persons
- Marc Stad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,354,411; sole dispositive power 0; shared dispositive power 2,354,411; aggregate amount beneficially owned 2,354,411 (8% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 29,574,316 shares of common stock outstanding as of July 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 4, 2025.
- Dragoneer Investment Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,354,411; sole dispositive power 0; shared dispositive power 2,354,411; aggregate amount beneficially owned 2,354,411 (8% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 29,574,316 shares of common stock outstanding as of July 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 4, 2025.

## Item 1. Issuer
Name of issuer: Inspire Medical Systems, Inc.
Address of issuer's principal executive offices: 5500 Wayzata Blvd., Suite 1600, Golden Valley, MN 55416

## Item 2. Person Filing
Name of person filing:
Marc Stad
Dragoneer Investment Group, LLC
Address of principal business office or, if none, residence:
One Letterman Dr., Bldg D, Ste M500
San Francisco, CA 94129.
Citizenship: Marc Stad: United States; Dragoneer Investment Group, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,354,411
Percent of class: 8.0%. The number of shares outstanding for purposes of this percentage calculation is based on 29,574,316 shares of common stock outstanding as of July 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 4, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Marc Stad: 2,354,411
Dragoneer Investment Group, LLC: 2,354,411
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Marc Stad: 2,354,411
Dragoneer Investment Group, LLC: 2,354,411

Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the common stock. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the common stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marc Stad: Marc Stad, Marc Stad (08/14/2025)
- Dragoneer Investment Group, LLC: Pat Robertson, Pat Robertson, Chief Operating Officer (08/14/2025)